Exhibit 99.1

Nanox Announces Fourth Quarter 2020 Results and

Provides Business Update

Successfully demonstrates the Nanox.ARC in range of 2D and 3D imaging applications at the 2020 Radiology Society of North America (RSNA) Virtual Annual Meeting

Continues to build out commercial and manufacturing infrastructure ahead of initial product shipments expected to commence in Q4 2021 and into Q1 2022

Ended Q4 with cash and cash equivalents of $213 million and no debt

Management to host conference call and webcast today, March 2, at 8:30 AM ET

NEVE ILAN, Israel—March 2, 2021 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the fourth quarter ended December 31, 2020, and provided a business update.

“The clear highlight of the fourth quarter was the successful demonstration of the Nanox.ARC and our revolutionary digital X-ray source tube at the 2020 Radiology Society of North America Virtual Annual Meeting in December,” stated Ran Poliakine, Chairman and Chief Executive Officer of Nanox. “With that demonstration, we brought X-ray technology, which had not seen material technological advancements since its discovery more than 120 years ago, into the 21st century.

“As a result, with the Nanox.ARC and Nanox.CLOUD, we believe we can provide expanded access to medical imaging globally, including both developed countries as well as the roughly two-thirds of the world’s population who have limited or no access to imaging today or experience long wait times. For these patients and providers, this is a significant opportunity, as early disease detection leads to improved outcomes for patients and cost savings for payers. RSNA was the ideal platform for this unveiling, as the premier medical imaging event that was attended virtually by thousands of industry stakeholders from around the world.”

“In 2021, we are focused on finalizing development of the Nanox.ARC, obtaining regulatory approvals, and building out our commercial and manufacturing infrastructure ahead of planned system shipments, which we expect to commence in the fourth quarter of this year. We continue to advance the Nanox.ARC along regulatory pathways, especially in the U.S. where we hope to gain clearance of both the single- and multi-source versions of the Nanox.ARC this year. We have a strong balance sheet and believe we are on track to achieve our long-standing goal of deploying 15,000 Nanox.ARC units globally by the end of 2024,” Mr. Poliakine concluded.”

Fourth quarter 2020 and recent highlights:

●	Successfully demonstrated the Nanox.ARC in a range of 2D and 3D clinical imaging applications at the 2020 Radiology Society of North America (RSNA) Virtual Annual Meeting

●	Added to the senior leadership team through the appointments of Jim Dara, Ofir Koren and Tamar Aharon as Chief Operating Officer, Chief Technology Officer and Chief Marketing Officer, respectively, to expand the Company’s operational capacity and support its long-term growth objectives

●	Expanded and strengthened Board of Directors with the appointments of Dan Suesskind and Noga Kainan, effective with the Company’s special general meeting of shareholders which was held on February 9, 2021

●	Expanded collaboration with USARAD to introduce AI-driven radiology second opinion platform

●	Signed agreement with Ambra Health, a leading medical data and image management cloud software company, to facilitate the transfer of medical images between U.S. hospitals and medical imaging providers

●	Established a wholly-owned Korean subsidiary to enable production of the silicon MEMs cold cathode chip that is integral to the Nanox digital X-ray source. The subsidiary will leverage SK Telecom’s expertise in semiconductors under the joint collaboration between the two companies in establishing permanent chip facility

●	Submitted a comprehensive response to the U.S. Food and Drug Administration (FDA) which Nanox believes addresses the agency’s outstanding questions on the Company’s 510(k) submission seeking U.S. regulatory clearance of its single-source Nanox.ARC. The Company is in direct communication with the FDA and continues to expect that it can obtain U.S. regulatory clearance of the single source Nanox.ARC this year

●	Completed a successful offering of 3.1 million shares by certain non-director, non-officer selling pre-IPO shareholders. The shares were placed with a mix of existing and new healthcare focused institutional investors that share the company’s long-term vision. The Company did not receive any proceeds from the offering

Financial results for three and twelve months ended December 31, 2020

For the three months ended December 31, 2020, the Company had a net loss of $19.0 million, compared to a net loss of $19.0 million for the three-month period ended December 31, 2019. For the twelve months ended December 31, 2020, the Company had a net loss of $43.8 million, compared to a net loss of $22.6 million for twelve months ended December 31, 2019 in line with the overall activity expansion necessary to execute the Company’s strategic objectives.

Research and Development expenses for the fourth quarter 2020 were $3.0 million, as compared to $2.0 million for the corresponding prior year period in 2019. Research and Development expenses for the full year 2020 were $9.2 million, as compared to $2.7 million for the full year 2019. The increase was due to higher development costs related to the Nanox System, including increased R&D headcount, stock-based compensation and costs related to the ongoing regulatory approval process.

Marketing expenses for the fourth quarter 2020 were $8.0 million, as compared to $0.9 million for the corresponding prior year period in 2019. Marketing expenses for the full year 2020 were $12.4 million, as compared to $1.6 million for the full year 2019. Spending increased due to increased investments in brand awareness and product marketing capabilities as well as stock-based compensation.

General and administrative expenses for the fourth quarter 2020 were $8.1 million, as compared to $16.2 million for corresponding prior year period in 2019. General and administrative expenses for the full year 2020 were $22.3 million, as compared to $18.3 million for the full year 2019. The decline in general and administrative expenses in the fourth quarter of 2020 as compared to the year ago period was due to a decline in stock-based compensation.

Net cash used in operating activities during the fourth quarter and the full year were $13.3 million and $21.5 million, respectively.

The Company ended the fourth quarter with cash and cash equivalents of $213.5 million.

Non-GAAP net loss attributable to ordinary shares for the three months ended December 31, 2020 was $8.4 million, as compared to $2.8 million for the corresponding prior year period in 2019. Non-GAAP research and development expenses for the fourth quarter 2020 were $2.1 million, as compared to $1.3 million for the corresponding prior year period in 2019. Non-GAAP marketing expenses for fourth quarter 2020 were $1.6 million, as compared to $0.2 million for the corresponding prior year period in 2019. Non-GAAP general and administrative expenses for the fourth quarter 2020 were $4.8 million, as compared to $1.2 million for the corresponding period year period in 2019.

A reconciliation between GAAP and non-GAAP metrics for the three- and twelve-month periods ended December 31, 2020 and 2019 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP results for each of the metrics above is mainly attributable to share-based compensation.

As of December 31, 2020, the Company had approximately 46.1 million shares outstanding.

Conference call and webcast details

Tuesday, March 2, 2021 @ 8:30am ET

Investor domestic dial-in: 877-407-0789

Investor international dial-in: 201-689-8562

Conference ID: 13715494

Webcast link: http://public.viavid.com/index.php?id=143172

About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation that is developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging service for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information Nanox has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises could cause a disruption of the development, deployment or regulatory clearance of the Nanox System and adversely impact our business; Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.Arc from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; Nanox’s expectations regarding the planned deployment schedule to meet its target minimum installed base of 1,000 Nanox Systems and final deployment of 15,000 Nanox Systems; Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; the market acceptance of the Nanox.Arc and the proposed pay-per-scan business model; Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and Nanox’s ability to conduct business globally, among others. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. Important factors that could cause actual results to differ are described in the filings made from time to time by Nanox with the U.S. Securities and Exchange Commission and include the risk factors described in Nanox’s Registration Statements on Form F-1. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Nanox’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses each adjusts for stock-based compensation expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity.

A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Contact:

Itzhak Maayan

Nanox Imaging

IR@nanox.vision

Bob Yedid

LifeSci Advisors

646-597-6989

bob@lifesciadvisors.com

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	December 31,
	2020	2019
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	213,468	8,072
Prepaid expenses and other current assets	6,325	1,564
TOTAL CURRENT ASSETS	219,793	9,636

NON-CURRENT ASSETS:
Restricted cash	316	145
Property and equipment, net	14,020	228
Deferred offering costs	-	1,197
Operating lease right-of-use asset	1,359	526
Other non-current assets	661	139
TOTAL NON- CURRENT ASSETS	16,356	2,235
TOTAL ASSETS	236,149	11,871

Liabilities and Shareholders’ Equity (Capital Deficiency)
CURRENT LIABILITIES:
Accounts payable	435	475
Accrued expenses and other liabilities	3,526	1,828
Related party liability	-	17,748
Related party accrued liability	-	72
Current maturities of operating leases	519	140
TOTAL CURRENT LIABILITIES	4,480	20,263

NON-CURRENT LIABILITIES:
Non-current operating leases	923	386
TOTAL NON-CURRENT LIABILITIES	923	386
TOTAL LIABILITIES	5,403	20,649
COMMITMENTS

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Ordinary Shares, par value NIS 0.01 per share, 100,000,000 and 40,000,000 shares authorized at December 31, 2020 and 2019, respectively; 46,100,173 and 27,150,080 issued and outstanding at December 31, 2020 and 2019, respectively.	131	75
Additional paid-in capital	315,031	31,748
Accumulated deficit	(84,416)	(40,601)
TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	230,746	(8,778)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	236,149	11,871

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Year ended December 31,
	2020	2019
	U.S. Dollars in thousands

OPERATING EXPENSES:
Research and development	9,210	2,717
Marketing	12,445	1,556
General and administrative	22,268	18,298
TOTAL OPERATING EXPENSES	43,923	22,571
OPERATING LOSS	(43,923)	(22,571)
FINANCIAL (INCOME) EXPENSES, net	(108)	(8)
NET LOSS	(43,815)	(22,563)

BASIC AND DILUTED LOSS PER SHARE	(1.23)	(0.90)
THE WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	35,654	25,181

RECONCILIATION OF GAAP TO NON-GAAP METRICS
(U.S. dollars in thousands (except per share data))

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares

GAAP net loss attributable to ordinary shares	(18,973)	(19,020)	(43,815)	(22,563)
Non-GAAP adjustments:
class-action litigation	90	-	132	-
Share-based compensation	10,485	16,245	24,781	16,245
Non-GAAP net loss attributable to ordinary shares	(8,398)	(2,775)	(18,902)	(6,318)
BASIC AND DILUTED LOSS PER SHARE	(0.18)	(0.10)	(0.53)	(0.25)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	45,913	27,016	35,654	25,181

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	(2,952)	(2,009)	(9,210)	(2,717)
Non-GAAP adjustments:

Share-based compensation	872	661	3,384	661

Non-GAAP research and development expenses	(2,080)	(1,348)	(5,826)	(2,056)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP marketing expenses to Non-GAAP marketing expenses (U.S. dollars in thousands)

GAAP marketing expenses	(8,036)	(857)	(12,445)	(1,556)
Non-GAAP adjustments:

Share-based compensation	6,407	617	9,252	617

Non-GAAP marketing expenses	(1,629)	(240)	(3,193)	(939)

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	(8,073)	(16,174)	(22,268)	(18,298)
Non-GAAP adjustments:
class-action litigation	90	-	132	-
Share-based compensation	3,206	14,967	12,145	14,967

Non-GAAP general and administrative expenses	(4,777)	(1,207)	(9,991)	(3,331)